                                               [MAYER BROWN ROWE & MAW LLP LOGO]

October 5, 2005                                     Mayer, Brown, Rowe & Maw LLP
                                                                   1675 Broadway
                                                   New York, New York 10019-5820

                                                         Main Tel (212) 506-2500
VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS               Main Fax (212) 262-1910
                                                          www.mayerbrownrowe.com
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010                             PHILIP O. BRANDES
Washington, DC 20549                                   Direct Tel (212) 506-2558
Attention: Tamara Brightwell                           Direct Fax (212) 849-5958
                                                     pbrandes@mayerbrownrowe.com
RE: TAL INTERNATIONAL GROUP, INC.
    REGISTRATION STATEMENT ON FORM S-1
    FILED JUNE 30, 2005
    FILE NO. 333-126317

Dear Ms. Brightwell:

     On behalf of TAL International Group, Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended (the "Securities Act") and the applicable rules and regulations thereunder, amendment No. 3 to the registration statement on Form S-1 (File No. 333-126317) ("Amendment No. 3").
The registration statement was initially filed on June 30, 2005, amendment No. 1 to such registration statement was filed on August 26, 2005 and amendment No. 2 to such registration statement was filed on September 20, 2005 (such initial filing, together with Amendment No. 1 and Amendment No. 2 thereto and Amendment
No. 3, being referred to herein as the "Registration Statement").

     In addition, this letter sets forth the responses of the Company to the comments raised by the staff of the Securities and Exchange Commission (the
"Staff") in your letter dated September 29, 2005 to Mr. Brian M. Sondey. To facilitate your review of Amendment No. 3, this letter keys our responses to your comments and provides any requested supplemental information currently available. Where practicable, we have specifically identified the places where changes were made in Amendment No. 3. Unless otherwise indicated, references in our responses to page numbers refer to page numbers in Amendment No. 3.

     To expedite your review, we have enclosed five clean and five blacklined copies of Amendment No. 3.

 Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles
New York Palo Alto Paris Washington, D.C. Independent Mexico City Correspondent:
                        Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

MAYER, BROWN, ROWE & MAW LLP

United States Securities and Exchange Commission
October 5, 2005

                 SUMMARY - THE PREFERRED SHARE EXCHANGE, PAGE 7

1.   Comment: Identify the officers or directors who will receive dividends from the proceeds of the offering.

     Response: The Prospectus Summary has been revised in accordance with this comment.

   RISK FACTORS - THE RESOLUTE FUND, L.P. AND ITS AFFILIATED FUNDS..., PAGE 21

2.   Comment: We note that the beneficial ownership percentages disclosed in this risk factor are not consistent with the disclosure on page 78 regarding the beneficial ownership of the entities and individuals that are parties to the stockholders agreement, which in includes the Resolute
     Funds. Revise this risk factor to include the percentage ownership after the offering by the other stockholders that are a party to the agreement.

     Response: The Risk Factor section of the Prospectus has been revised in accordance with this comment.

     RISK FACTORS - WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH..., PAGE 22

3.   Comment: We note your response to prior comment 10 and the added disclosure regarding the annual interest expense. We note that under your senior secured credit facility, you are required to make quarterly principal payments. Therefore, you should disclose the estimated amount of your annual debt service under the senior secured credit facility.

     Response: The Company respectfully notes the Staff's comment. In response to the Staff's comment, the Company notes that, although the Company is obligated to make quarterly payments under its senior secured credit facility, the Company is required to make principal payments on such quarterly dates only in the event the principal amount of the outstanding loans under the facility exceeds the Company's borrowing base as of such date. The Company believes that it is unlikely that that the principal amount of the outstanding loans under this facility would exceed the
     Company's borrowing base on any payment date for the near future, and thus it is unlikely that the Company will be required to make a principal repayment in the near future. Accordingly, the Company believes that the annual interest expense disclosure on page 22 properly represents the
     Company's current aggregate annual debt service under its asset securitization facility and senior secured credit facility.

                             CAPITALIZATION, PAGE 29

4.   Comment: Disclose the number of common shares that will be issued in exchange for the Series A preferred stock. It is our understanding that
     10,589,715 shares will be issued assuming an offering price of $19 per share. Provide a similar explanation in pro forma adjustment 11 on page 39.

MAYER, BROWN, ROWE & MAW LLP

United States Securities and Exchange Commission
October 5, 2005

     Response: The Capitalization and Unaudited Pro Forma Financial Statements
     sections of the Prospectus have been revised in accordance with this comment.

                            INTEREST EXPENSE, PAGE 29

5.   Comment: Reference is made to the disclosure in the next to last sentence on page 21 regarding the company's calculation of annual estimate interest expense on debt outstanding at June 30, 2005. Similar disclosure should be provided in management's discussion and analysis, with the unaudited pro form financial statements found on pages 32 to 39 and in the capitalization presentation on page 29.

     Response: The Capitalization, Unaudited Pro Forma Financial Statements and
     Management's Discussion and Analysis of Financial Condition and Results of
     Operations sections of the Prospectus have been revised in accordance with this comment.

                       PROPERTIES AND FACILITIES, PAGE 74

6.   Comment: We note that as of July 1, 2005 the company has 19 offices in 12 countries and 195 third party container depot facilities in 40 countries.
     To the extent that information about the location of the container depot facilities is material, additional disclosure should be given on page 74.

     Response: The Company respectfully notes the Staff's comment. In response to the Staff's comment, the Company believes that the specific locations of its third party container depot facilities are not material to the
     Company's operations.

                   PRINCIPAL AND SELLING STOCKHOLDERS, PAGE 87

7.   Comment: We note your response to prior comment 20. Revise this section to disclose the natural person or persons having sole or shared voting and investment control over the securities held by Edgewater Private Equity
     Fund IV, L.P. and JZ Equity Partners plc. See Interpretation 4S of
     Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretation.

     Response: The Principal and Selling Stockholders section of the Prospectus has been revised in accordance with this comment.

          CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 84

8.   Comment: We note you response to prior comment 21; however, it appears that the descriptions of the management agreements could be further revised to be more easily read. Please revise to delete complex imbedded lists of information taken from legal documents and describe the terms of the agreements in plain English and use bullet format disclosure.

MAYER, BROWN, ROWE & MAW LLP

United States Securities and Exchange Commission
October 5, 2005

     Response: The Certain Relationships and Related Party Transactions section of the Prospectus has been revised in accordance with this comment.

        REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

9.   Comment: The report should be issued in definitive form. We note the report will be dual dated with respect to the third, fourth and fifth paragraphs of Note 15 on paged F-24.

     Response: The Report of Independent Registered Public Accounting Firm has
     been revised in accordance with this comment.

10.  Comment: Each amendment to the registration statement should include a currently dated consent of the independent registered public accounting firm.

     Response: The Company has included a currently dated consent in Amendment
     No. 3.

                        NOTE 6, STOCK OPTIONS, PAGE F-18

11.  Comment: Disclose that the proposed offering will cause the options for
     534,425 common shares outstanding under the 2004 Management Stock Plan to become fully vested and exercisable.

     Response: Note 6 has been revised in accordance with this comment.

                      NOTE 15, SUBSEQUENT EVENT, PAGE F-24

12.  Comment: Disclose the exercise price of the options for 612,195 common shares that will be granted under the 2005 Management Omnibus Incentive
     Plan. We understand the exercise price will not be less than 100% of fair value on the date of grant.

     Response: Note 15 has been revised in accordance with this comment.

                        QUARTER ENDING SEPTEMBER 30, 2005

13.  Comment: Tell us the information the company has at the present time regarding results of operations for the quarter ending September 30, 2005.
     Tell us how those results compare to the immediately preceding quarter and the same quarter in the immediately preceding year. If the results provide an indication of a change in trends, the changes should be discussed. To the extent that information is reasonably available, consideration should be given to disclosure in the filing.

     Response: The Company respectfully notes the Staff's comment. In response to the Staff's comment, the Company notes that it has not yet compiled and prepared any significant portion of its results of operations for the quarter ending September 30, 2005.

MAYER, BROWN, ROWE & MAW LLP

United States Securities and Exchange Commission
October 5, 2005

     However, the Company notes that it believes that, except for the matters disclosed in the Prospectus (in particular, the recapitalization of the
     Company's indebtedness through its entry into its new asset securitization facility and its amendment and restatement of its senior secured credit facility), it did not engage in any transactions outside the ordinary course of business during the third quarter of 2005 that would have a material impact on its results of operations for such quarter.

                                LEGALITY OPINION

14.  Comment: Please provide an opinion regarding the legality of the shares to be issued if the over-allotment option is exercised.

     Response: The legal opinion has been revised in accordance with this comment.

15.  Comment: Please confirm in writing that you concur with our understanding that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. In this regard, we note the second paragraph on page two of the opinion.

     Response: Mayer, Brown, Rowe & Maw LLP respectfully notes the Staff's comment and confirms that it concurs with the Staff's understanding that the reference and limitation to "General Corporation Law of the State of
     Delaware" in its opinion includes the statutory provisions of the Delaware
     Constitution and reported judicial decisions interpreting these laws.

16.  Comment: Please delete the first sentence of the penultimate paragraph of the opinion as you may limit the opinion as to purpose, but not as to persons.

     Response: The legal opinion has been revised in accordance with this comment.

MAYER, BROWN, ROWE & MAW LLP

United States Securities and Exchange Commission
October 5, 2005

Please do not hesitate to contact me at (212) 506-2558 if you have any questions or if we can be of further assistance.

Very truly yours,

Philip O. Brandes